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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Secom Techno Service Choose Magic’s iBOLT for Service Oriented Architecture

First Comprehensive iBOLT implementation in Japan.

Tokyo, Japan. (August 16, 2005) Magic Software Enterprises (Nasdaq: MGIC), a leader in composite application development and deployment platforms, announced today that Secom Techno Service, a Japanese leader in the security system construction management solutions field, has chosen Magic's iBOLT Integration Suite to enhance its Service Oriented Architecture (SOA).

The iBOLT Integration Suite (known as jBOLT in Japan), is an EAI/BPM platform with comprehensive system integration features.  Following an initial test period of two months, iBOLT has begun full operations at Secom Techno Service. This is the first comprehensive iBOLT implementation in Japan.

Secom Techno Service, long-time users of Magic’s solutions and products throughout their organization, has implemented Magic’s iBOLT for their system integration and SOA development. Additionally, Secom is looking to expand the system to allow remote order processing via cellular phones.

“Since we deployed iBOLT, the batch processing has become steady, and the efficiency of our operations has improved.”  Mr. Koji Iwasawa, Assistant Manager, Planning Department

Secom Techno Service Co., Lt stated.

The Secom Techno Service system combined with Magic’s iBOLT strengthens and enhances the functionality of Secom’s existing construction management system.

“With the adoption of iBOLT, Secom can pursue the implementation of its Service Oriented Architecture,” stated Mr. Hideoki Nakamura, President of Magic Software Japan. “We believe that this flagship Japanese iBOLT deal will insure our SOA leadership in the Japanese Market.”

About Magic Software Japan

Magic Software Japan, which was established in 1998 and began operations in 1999, has built a solid reputation and strong presence in the Japanese market, where it currently controls approximately 20% of the application development technology segment. Currently, more than 24,000 corporations are using Magic’s products across Japan.

About Magic Software Enterprises

Magic Software Enterprises, Ltd. (http://www.magicsoftware.com/), a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's WW HQ is located in Or Yehuda, Israel, its EMEA HQ offices are located in Houten, the Netherlands, and its North American HQ is located in Laguna Hills, California.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: August 16, 2005